UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2012

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Resignation of Director

     Effective December 15, 2011, Mr. Peter Yip resigned from the board of directors (the “Board”) of CDC Corporation (the “Company”). Prior to Mr. Yip’s
resignation, he had previously noted his disagreement with the Company on previously disclosed matters relating to the Joint Special Committee formed in connection with the Evolution litigation, the Company’s de-listing by NASDAQ, and the resignation of the Company’s independent accountant.  Mr. Yip also maintains that he resigned his Board membership mindful of the best interests of the Company and its shareholders and in order for the Company to concentrate on successfully emerging from its previously disclosed Chapter 11 bankruptcy proceeding in as strong a position as possible.  Mr. Yip maintained further that he did so to avoid further disruption of the Company’s business with collateral issues arising out of charges of wrongdoing by him related to the Evolution litigation in the New York Supreme Court, which charges Mr. Yip maintains are false and remain unproven.

Requisition for Extraordinary General Meeting of the Members of CDC Software
Corporation

     On January 13, 2012, the Company, through its wholly-owned subsidiary CDC
Software International Corporation ("Software International"), requisitioned an
Extraordinary General Meeting (“EGM”) of the members of CDC Software Corporation
(“CDC Software”).  The stated purpose of the EGM is, in part, for Software
International to exercise its 98% shareholder voting rights in CDC Software in order: (1) to consider and (if thought fit) vote upon a resolution to remove all of the current directors of CDC Software; and (2) to consider and (if thought fit) vote on a resolution to appoint Dwight Mamanteo, Marcus A. Watson, and
Joseph D. Stutz as directors of CDC Software.  A copy of the requisition was attached as Exhibit 99.1 to CDC Software’s Form 6-K dated January 25, 2012, and is incorporated herein by reference.

     Software International received notice that the EGM is to take place on
March 12, 2012, at 11/F ING Tower, 308 Des Voeux Road, Central Hong Kong at 2:00
p.m. (Hong Kong time).  A copy of the Notice of Extraordinary General Meeting is attached hereto as Exhibit 99.1 and is incorporated by reference.

Update of Chapter 11 Court Proceedings

Preliminary Injunction

     As previously disclosed, on October 4, 2011, the Company filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy
Court for the Northern District of Georgia (the "Court"). This proceeding is still pending before the Court.

     On January 17, 2012, the Company filed a motion for a preliminary injunction against CDC Software, a copy of which was attached as Exhibit 99.2 to
CDC Software’s Form 6-K dated January 25, 2012, and is incorporated herein by reference.  A hearing before the Court on the motion for preliminary injunction was held on January 24, 2012, January 26, 2012, and February 1, 2012.  At the
conclusion of this hearing, the Court entered an oral order granting the preliminary injunction preventing CDC Software from, among other things, selling any of its assets outside of the ordinary course, incurring any debt outside of the ordinary course or entering into similar transactions.  CDC Software is further prohibited from entering into any binding transaction, without Court approval, that commits its resources to effect a transaction.  A copy of transcript of the Court hearing at which the oral order was granted is attached hereto as Exhibit 99.2 and is incorporated by reference.  The Company anticipates the Court will enter a written order incorporating the provisions of it oral order in the near future.

Proposed Sale of the Company’s Indirect Ownership of CDC Software

     On February 1, 2012, the Company and Software International entered into a
Share Purchase Agreement (as amended, the “SPA”) with Archipelago Holdings (the
“Buyer”), an affiliate of Vista Equity Holdings, for the sale of the Company’s indirect share holdings in CDC Software.  The purchase price under the SPA for the Company’s share holdings of CDC Software is $10.50 per share, in cash, or approximately $249,788,301.  A deposit of 10% of the purchase price, or
$24,978,830.10, will be placed into escrow no later than five business days
following the execution of the SPA (the “Deposit”).   In the event the SPA is
terminated by the Company as a result of Buyer’s material breach of any provision of the SPA, the Company will be entitled to retain the Deposit.
Pursuant to the SPA, the Company has selected the Buyer as a “stalking horse”
bidder.  The purchase and sale of the shares are subject to solicitation of higher and otherwise better offers pursuant to bidding procedures approved by, and an auction and sale process to be conducted under the supervision of, the
Court pursuant to Section 363 of the Bankruptcy Code (the “Sale Order”).  A
hearing on the bidding procedures and the auction and sale process has been set for February 16, 2012, by the Court.

     The SPA contains customary representations, warranties, covenants, and conditions precedent for a transaction of this nature, including but not limited to a requirement to continue to materially operate the business of CDC Software in the ordinary course of business pending the closing of the sale to Buyer.  It also requires the satisfaction by both the Company and Buyer of certain closing conditions, as more particularly set forth in the SPA. If the SPA is terminated by the Company as a result of the exercise of the Fiduciary Out (as defined in the SPA) or there is a Competing Transaction Event (as defined in the SPA), the
Company will pay the Buyer a cash fee in the aggregate amount of $9,991,532.04
(the “Break Up Fee”).  The SPA as amended may be terminated by Buyer under a number of circumstances, including: (i) if the Sale Order to be submitted for approval by the Court with respect to the proposed sale is not entered by the
Court by February 16, 2012; or (ii) if the asset sale transaction has not been consummated on or prior to June 30, 2012.

     A copy of the SPA and the first amendment thereto are attached hereto as
Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated herein by reference.

Update on Bankruptcy Timeline

     The Court has also set the following pertinent dates in the Chapter 11 proceeding.  These dates represent the current timeline of the Chapter 11 proceeding but may be subject to change in the future:

     March 1, 2012 - Deadline for the Company to file its Chapter 11 reorganization plan and the related disclosure statement, and for the filing of any competing Chapter 11 plans and disclosure statements;

     March 20, 2012 – Hearing set for the approval of disclosure statements relating to proposed Chapter 11 plans; and

     April 26, 2012 - Hearing to consider confirmation of proposed Chapter 11 plans and final hearing to consider approval of the Company’s 363 Sale Motion.

Forward-looking Statements

     This Form 6-K includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words "may," "could," "should," "would,"
"believe," "anticipate," "estimate," "expect," "intend," "plan," "projects,"
"outlook," or similar expressions; (ii) statements relating to the EGM set for
March 12, 2012; (iii) statements relating to the Court’s expected entry of a written order in connection with its oral order granting an injunction against
CDC Software and any potential terms and conditions of said order; (iv) any course of action the Company may take in the future with respect to the bankruptcy proceeding,  including, without limitation, the potential outcome of the hearings before the Court regarding the procedures, timelines, and ultimate approval of the proposed sale of the Company’s indirect ownership of CDC
Software and consideration of any other proposed Chapter 11 plans in the Court proceeding; and (v) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company's control. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. Such risks include, among others, failure to receive Court approval for the sale of the Company’s indirect ownership of CDC Software, satisfaction of the closing conditions under the SPA, the Company’s ability to obtain approval of a plan of reorganization and emerge from bankruptcy protection. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company's results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.     Description

99.1            Notice of Extraordinary General Meeting

99.2            Transcript of Hearing Before the Honorable Paul W. Bonapfel
                dated February 1, 2012

99.3            Share Purchase Agreement, dated as of February 1, 2012, by and among, CDC Corporation, CDC Software International Corporation
                and Archipelago Holdings

99.4            Waiver and First Amendment to Share Purchase Agreement dated as of February 3, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: February 6, 2012	By:	Marcus A. Watson
	Name:	Marcus A. Watson
	Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting
99.2	Transcript of Hearing Before the Honorable Paul W. Bonapfel dated February 1, 2012
99.3	Share Purchase Agreement, dated as of February 1, 2012, by and among, CDC Corporation, CDC Software International Corporation and Archipelago Holdings
99.4	Waiver and First Amendment to Share Purchase Agreement dated as of February 3, 2012